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                                                                    Exhibit 99.1

                                 ALTAREX CORP.
                               610 LINCOLN STREET
                          WALTHAM, MASSACHUSETTS 02451


                                 June 6, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

     Re:  Confirmation of Arthur Andersen LLP Representations

Ladies and Gentlemen:

     This letter confirms that AltaRex Corp. has received from Arthur Andersen LLP, the independent public accountant engaged by the company to examine the company's financial statements that are included in the Form 20-F to which this letter is filed as an exhibit, a representation letter addressed to the company and stating that:

- the audit conducted by Andersen was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards; and

- there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.


                                        Very truly yours,

                                        ALTAREX CORP.



                                        By: /s/ Richard E. Bagley
                                           ------------------------------------
                                           Name:  Richard E. Bagley
                                           Title: President and Chief
                                                  Executive Officer